Exhibit 99.1

FOR IMMEDIATE RELEASE

Luis Müller Appointed to Celestica’s Board of Directors

TORONTO, September 1, 2021 -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, is pleased to announce the appointment of Luis Müller to its Board of Directors, effective August 31, 2021.

Mr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc., a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Mr. Müller co-founded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix.

“We are happy to have Mr. Müller join Celestica’s board,” said Mike Wilson, Chair, Celestica’s Board of Directors. “We will benefit from his deep experience in the semiconductor industry, as well as his extensive background in strategic planning, international operations and corporate development.”

Mr. Müller has a PhD in Mechanical engineering from the Massachusetts Institute of Technology and a BS and MS in Mechanical Engineering from Universidade Federal Santa Catarina. He also has the requisite financial experience for audit committee purposes.

Following his appointment, Celestica’s board of directors will have 10 members.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations

(416) 448-2211

clsir@celestica.com